Original

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 2004

REGISTRATION NO. 24-10089

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Midwest Sports Collectibles, Inc.
(Exact name of registrant as specified in charter)

Illinois
(State or Jurisdiction of
Incorporation or organization)

1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847) 508-6505

(Address and telephone number of principal executive offices
and principal place of business)

John T. Quinlan
Chief Executive Officer
1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847) 508-6505

(Name, address and telephone number of agent for service)

COPY TO:
David J. Wagner, Esq.
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111
(303) 793-0304

7389
(Primary Standard Industrial
Classification Code Number)

61-1458347
(I.R.S. Employer
Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Amount to be Registered	Maximum Offering Price Per Security	Amount of Aggregate Offering Price	Registration Fee(1)
Common A Shares, $0.0001 par value	1,000,000	$0.25	$250,000	$100
TOTAL				$100

(1) Minimum fee. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended(the "Act").

PART I
NOTIFICATION

Item 1. Significant Parties.

(a) The issuer's directors:

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089
Joseph A. Merkel 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	2800 Sylvan Rd. (home address) Chelsea, Michigan 48118

The issuer's officers

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089
Joseph A. Merkel 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	2800 Sylvan Rd. (home address) Chelsea, Michigan 48118

(b) The issuer's general partners- Not applicable

(d) Record owners of more than five percent of any class of the issuer's equity securities:

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089

(e) Beneficial owners of more than five percent of any class of the issuer's equity securities:

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089

(f) Promoters of the issuer:

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089

(g) Affiliates of the issuer:

John T. Quinlan 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	1085 Cambridge Drive (home address) Buffalo Grove, Illinois 60089
Joseph A. Merkel 1085 Cambridge Drive (business address) Buffalo Grove, Illinois 60089	2800 Sylvan Dr.(home address) Chelsea, Michigan 48118

(h) Counsel to the issuer with respect to the proposed offering:
David Wagner & Associates, P.C.
Penthouse Suite 8400 East Prentice Avenue
Greenwood Village, Colorado 80111

(i)thru (m)- Note applicable

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

It is anticipated that the issuer may make sales of shares to officers, directors and present shareholders of the issuer and persons associated with them, and that such persons may purchase up to 20% of the shares offered hereby. Such purchases, if any, must be made in a manner not inconsistent with a public offering of the issuer's shares. Such purchases will be for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the foregoing table. Such purchases, if made, will be for investment purposes only. Otherwise, none of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in Which Securities are to be Offered.

(a) Not applicable

(b) The issuer plans to sell securities in Illinois and Colorado.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a)

(1) The name of the issuer is Midwest Sports Collectibles, Inc..

(2) The title and amount of securities issued: Common A shares; 8,100,000 shares

(3) The aggregate offering price or other consideration for which they were issued
was $46,500. The basis for computation was the cash or past services which were given for securities.

(4) The names and identities of the persons to whom the securities were issued:
John Quinlan, Kent R.E. Whitney, and Joseph A. Merkel

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer.

(c) In all of the transactions shown above, the issuance, delivery and sale of our Common A stock was made pursuant to the private offering exemption within the meaning of Section 4(2); and the issuer has issued stop transfer orders concerning the transfer of certificates representing all the Common A stock issued and outstanding as reported in this section. We relied upon an exemption pursuant to Section 4(2) of the Securities Act of 1933, as amended, in that we made a limited number of sales to investors whose relationship to us, sophistication, and access to all relevant information about our company made them candidates for a private offering exemption.

Item 6. Other Present or Proposed Offerings.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) There are no arrangements known to the issuer or any person named in response to Item 1 above or to any selling security holder (there are none) in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter in this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or thereafter, had any material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

The information in this offering circular is not complete and may be changed. We may not sell these securities until the offering statement filed with the Securities and Exchange Commission is effective.

OFFERING CIRCULAR

Subject to Completion

MIDWEST SPORTS COLLECTIBLES INC.

1,000,000 Common A Shares

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT.

This is a public offering of our Common A stock. References in this document to "us," "we," or "the Company" refer to Midwest Sports Collectibles, Inc. Prior to this offering, there has been no public market for any of our securities, and there is no assurance that any will develop, or that if a market should develop that it will continue.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Broker-Dealer Commissions (1) (2)	Proceeds to Company (1) (2) (3)
Per Share	$ 0.25	$0	$ 0.25
Total Minimum (200,000 Shares)	$ 50,000.00	$0	$ 50,000.00
Total Maximum (1,000,000 Shares)	$250,000.00	$0	$250,000.00

(See Notes on Following Page)

Midwest Sports Collectibles, Inc.
1085 Cambridge Drive
Buffalo Grove, Illinois 60089
(847)508-6505

Date

(1) The Shares are offered by us on a "best efforts" basis through certain of our officers and directors for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado. Funds will be deposited in such escrow account no later than noon on the business day following receipt. In the event the minimum is not sold within the 120-day offering period or any extension of an additional 90 days at our discretion, this offering will terminate and all funds will be returned promptly to subscribers by the Escrow Agent without any deductions or payment of interest. Subscribers will not be entitled to a return of funds from such escrow during the 120-day offering period or any extension period. See "TERMS OF OFFERING."

(2) We are conducting this offering ourselves and do not plan to use brokers or dealers. We have retained no underwriter and do not plan to use one. If we must retain an underwriter, a broker or a dealer, we will suspend of this offering until such time as our offering statement, including this offering circular, can be amended to reflect such retention and be reviewed by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities.

(3) We have estimated offering expenses of $15,000, which do not include any expenses or commissions for an underwriter, broker or dealer. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering.

SUBSCRIBERS PURCHASING THE SHARES SHOULD MAKE THEIR CHECKS PAYABLE TO "MIDWEST SPORTS COLLECTIBLES, INC.-COMMUNITY BANKS OF COLORADO, ESCROW AGENT."

TABLE OF CONTENTS

THE SHARES ARE OFFERED BY US SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, WITHDRAWAL OR CANCELLATION, DELIVERY TO AND ACCEPTANCE BY US, APPROVAL OF COUNSEL AND CERTAIN OTHER CONDITIONS. SEE "TERMS OF OFFERING."

OFFERING CIRCULAR SUMMARY

Please read this entire offering circular carefully. This summary may not contain all of the information that is important to or that you should consider before buying the shares in the offering. References in this offering circular to "us," "we," or "the Company" refer to Midwest Sports Collectibles, Inc.

OUR COMPANY

Midwest Sports Collectibles, Inc. is an Illinois development stage corporation organized on October 2, 2003, to engage in the business of buying and selling sports and non-sports collectibles. Items will be purchased from private individuals, through public auctions, and estate sales. Sales will be made through live and internet auctions and to private individuals. Initially, we do not plan to have a physical retail store location. We are in the development stage. Although our management has made some preliminary efforts, we have not yet begun operations. We plan to begin operations with the minimum proceeds of this offering.

Our office, which we sublease at a monthly rent in the amount of $100 from John T. Quinlan, our President, is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089. Our telephone number is (847)508-6505. See "BUSINESS -Facilities" and "CERTAIN TRANSACTIONS."

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares on a "best efforts" basis through our President, Mr. John T. Quinlan, and our Director, Mr. Joseph A. Merkel, for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

KEY FACTS

Type of security offered . . . . .1,000,000 Common A Shares, par value $.0001 per share.

	Minimum	Maximum
Common A Shares outstanding prior to offering	8,100,000	8,100,000
Common A Shares offered	200,000	1,000,000
Common A Shares outstanding after offering	8,300,000	9,100,000

Risk Factors...................................... Our proposed business is subject to number of significant risks. See "Risk Factors" on page 10.

	Minimum	Maximum
Approximate Percentage of Common A Shares to be owned by present shareholders after the offering	97.6 %	89%

We may make sales of shares to our officers, directors and present shareholders and persons associated with them. Such persons may purchase up to 20% of the shares in this offering. Such purchases, if any, must be made in a manner not inconsistent with a public offering of our shares and only for investment purposes. To the extent these persons purchase shares in the offering, the number of shares required to be purchased by the general public such that the amount for closing is reached will be reduced by a similar amount. These purchases may be used to reach the amount for closing in the event such amount is not reached as a result of purchases by the general public. Consequently, this offering could close with a greater percentage of securities being held by present shareholders than is depicted by the table above. See "TERMS OF OFFERING".

USE OF PROCEEDS

Depending on whether the minimum (or maximum) offering amount is sold, net proceeds of $35,000 (minimum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $15,000; Inventory $15,000; anc the balance of $5,000 for working capital. Net proceeds of $235,000 (maximum) are intended to be applied over the next nine to twelve months substantially as follows: Administration expenses $22,000; Inventory $193,000; and the balance of $20,000 for working capital. See "USE OF PROCEEDS" and "BUSINESS." In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. The balance sheet data includes a column entitled "As Adjusted" that reflects the sale of 200,000 shares (minimum) and 1,000,000 shares (maximum), respectively of Common A shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. You should refer to the financial statements included elsewhere in this offering circular for a more complete description of our financial condition.

	From inception thru March 31, 2004	Minimum	Maximum
Net Sales	-0-		
Net Loss	($2,308)		
Basic Net Income (Loss) Per Common A Share	(0.00)		
Weighted Average Common A Shares Outstanding	8,100,000		
Weighted Average Common A Shares and dilutive Potential stock Outstanding		8,300,000	9,100,000
Dilutive Net Income (Loss) Per Common A Share	(0.00)	(0.00)	(0.00)

BALANCE SHEET DATA	March 31, 2004	AS ADJUSTED MINIMUM
	-----------------	------------
Cash	$7,841	$57,841
Total assets	22,290	72,290
Total liabilities	2,250	2,250
Total stockholders equity(deficit)	20,040	70,040

"As Adjusted" data reflects the sale of 200,000 shares (minimum), respectively of Common A shares at an assumed offering price of $0.25 per share, without any provision for broker-dealer commissions, and estimated offering expenses of $15,000. No dividends have been declared or paid for any of the periods presented.

RISK FACTORS

You should carefully consider the risks and uncertainties described below; and all of the other information included in this offering circular, before you decide whether to purchase shares of our Common A stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of your investment.

RISK FACTORS RELATING TO OUR PROPOSED BUSINESS

WE ARE RECENTLY INCORPORATED AND HAVE HAD NO OPERATIONS. WE MAY NEVER HAVE OPERATIONS OR BE PROFITABLE.
We were incorporated in the State of Illinois on October 2, 2003. We have had no operations to date. We cannot assure that our planned activities will be successful or result in revenue or profit to us.

OUR ACCOUNTANTS HAVE EXPRESSED SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN QUALIFICATION.
We have never had operations. We may never generate sufficient revenues to fund our operations. We may never generate positive cash flow or attain profitability in the future. Our accountants have expressed substantial doubt as to our ability to continue as a going concern.

OUR CAPITALIZATION IS EXTREMELY LIMITED, AND WE HAVE MINIMAL FUNDS AVAILABLE FOR OPERATIONS.
Even after completion of this offering, our capital will be insufficient to conduct more than very limited operations. We expect to receive from offering net proceeds of from $35,000 to $235,000, which our management believes will be sufficient to implement our initial plan of operation. However, if unforeseen circumstances occur, our capitalization may be such that, even following completion of this offering, our management may be unable to implement our plan of operation.

WE WILL ONLY RECEIVE LIMITED FUNDS IN THIS OFFERING, WHICH MIGHT ADVERSELY IMPACT OUR PROPOSED OPERATIONS.
While we believe that the proceeds of this offering will be sufficient to implement our initial plan of operation, these funds will be limited. As a new operation, the lack of sufficient funding could force us to substantially curtail or cease our operations, which would have a material adverse effect on our business. Based on our potential rate of cash operating expenditures and our current plans, we anticipate our cash requirements for the next twelve months may come primarily from the proceeds of the offering. However, our ability to raise funds in this offering are subject to certain conditions. These conditions include the qualification of a offering statement covering the sale of the shares sold under it. We anticipate that our future cash requirements may be supplemented by revenues, the sale of additional equity securities and/or debt financing. However, there can be no assurance that any future funds required in excess of the proceeds of this offering will be generated from operations or from other potential sources. Further, any such required funds may only be available on unattractive terms and may significantly dilute the value of our existing shares.

OUR ABILITY TO GROW WILL BE AFFECTED BY A NUMBER OF FACTORS WHICH ARE COMMON TO ANY NEW BUSINESS.
Our ability to generate internal earnings growth will be affected by, among other factors, our ability to develop a range of merchandise offered to customers, develop market share in a given market, attract and retain qualified employees, purchase inventory at acceptable prices, control operating costs and overhead. Our inability to generate internal earnings growth could have a material adverse effect on our financial condition and results of operations.

OUR SUCCESS WILL DEPEND UPON OUR ABILITY TO DEVELOP RELATIONSHIPS WITH KEY COLLECTIBLES VENDORS.
Our performance depends, in large part, on our ability to purchase contemporary collectibles merchandise in sufficient quantities at competitive prices. We have no long-term purchase contracts or other contractual assurances of supply, pricing

or access to new products. Because customers of collectibles merchandise often collect specific product lines, our inability to obtain collectibles merchandise from a particular vendor could have a material adverse effect on our financial condition and results of operations. Moreover, there can be no assurance that vendors will continue to manufacture desirable collectibles merchandise or that vendors will not discontinue manufacturing product lines that have proved popular. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us, or that an inability to acquire suitable merchandise, or the loss of one or more key vendors, will not have a material adverse effect on our financial condition and results of operations.

WE MUST COMPETE IN A HIGHLY COMPETITIVE INDUSTRY. WE HAVE NOT ENGAGED IN ANY OPERATIONS AND MAY NEVER BE ABLE TO COMPETE EFFECTIVELY.

The sports collectibles industry is highly fragmented and competitive. In addition to other collectibles retailers, we will compete with mid-to-upscale department stores, gift stores, TV shopping, and collectors clubs . We may even, in certain cases, compete with the owners of the licensed sports products who sell products through their own stores and other marketing channels. All of our competitors are larger and have substantially greater financial, marketing and other resources than us. In addition, although the primary points of competition are service and availability of desired merchandise, there can be no assurance that pricing competition will not develop. Other retailing companies with significantly greater capital and other resources than us may enter or expand their operations in the collectibles industry, which could change the competitive dynamics of the industry. Because retailers of collectibles generally do not own the proprietary rights to the products that they sell, the barriers to entry to these industries are not significant. Therefore, there can be no assurance that additional participants will not enter the market or that we could compete effectively with such entrants. Further, although our management has begun preliminary activities, we have not commenced operations. We are new, have no operating history and, therefore, will have difficulty competing with established companies. There are numerous competitors which are larger, better established, better financed and better known than we are now or can expect to be in the foreseeable future. Even if the maximum number of shares is sold, we will be at a competitive disadvantage to firms that are already established. We cannot expect to be a significant participant in the market for collectibles within the foreseeable future.

OUR BUSINESS HAS A SEASONAL FLUCTUATION IN SALES, WHICH DEVELOPS FLUCTUATING QUARTERLY RESULTS IN OUR OPERATIONS.

The collectibles industry can be subject to seasonal variations in demand. For example, we expect that most of our collectibles operations will see the greatest demand during the winter holiday shopping period. Consequently, we expect to be most profitable during the fourth quarter of our fiscal year. Quarterly results may also be materially affected by the timing of new product introductions, the gain or loss of significant customers or product lines and variations in merchandise mix. We will make decisions about purchases of inventory well in advance of the time at which such products are intended to be sold. Accordingly, our performance in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. Significant deviations from projected demand for collectibles merchandise could have a material adverse effect on our financial condition and quarterly or annual results of operations.

WE EXPECT TO BE DIRECTLY AFFECTED BY FLUCTUATIONS IN THE GENERAL ECONOMY.

Demand for collectibles merchandise is affected by the general economic conditions in the United States. When economic conditions are favorable and discretionary income increases, purchases of non-essential items like collectibles merchandise and animation art generally increase. When economic conditions are less favorable, sales of collectibles merchandise and animation art are generally lower. In addition, we may experience more competitive pricing pressure during economic downturns. Therefore, any significant economic downturn or any future changes in consumer spending habits could have a material adverse effect on our financial condition and results of operations.

WE EXPECT OUR PRODUCTS TO BE SUBJECT TO CHANGES IN CUSTOMER TASTE.

The markets for our products are subject to changing customer tastes and the need to create and market new products. Demand for collectibles is influenced by the popularity of certain themes, cultural and demographic trends, marketing and advertising expenditures and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. Some collectibles appeal to customers for only a limited time. The success of new product introductions depends on various factors, including product selection and quality, sales and marketing efforts, timely production and delivery and consumer acceptance. We may not always be able to respond quickly and effectively to changes in customer taste and demand due to the amount of time and financial resources that may be required to bring new products to market. If we were to materially misjudge the market, certain of our inventory may remain unsold. The inability to respond quickly to market changes could have a material adverse effect on our financial condition and results of operations.

THERE ARE RISKS ASSOCIATED WITH A TELEMARKETING INTERNET STRATEGY.
We have not previously conducted marketing programs according to practices common to the database direct mail, telemarketing and Internet industries, including practices such as the systematic measurement of the response rates generated from its databases or the categorization of entries in the databases by past behavior. The costs for a new information technology system to effect such integration could be substantial, as could the amount of time needed to acquire and implement such a system. The inability to develop the various databases successfully, or in a timely and cost effective manner, could have a material adverse effect on our financial condition and results of operations.

WE MAY BE AFFECTED BY SALES TAX CONSIDERATIONS FROM VARIOUS STATES.
Various states are increasingly seeking to impose sales or use taxes on inter-state mail order sales and are aggressively auditing sales tax returns of mail order businesses. Complex legal issues arise in these areas, relating, among other things, to the required nexus of a business with a particular state, which may permit the state to require a business to collect such taxes. Although we believe that we can adequately provide for sales taxes on mail order sales, there can be no assurance as to the effect of actions taken by state tax authorities on our financial condition or results of operations. In the future, we may be required to collect sales tax on sales made to customers in all of the states in which we conducts our operations. The imposition of sales taxes on mail order sales generally has a negative effect on mail order sales levels. All of the factors cited above may negatively affect our financial condition and results of operations in the future. Any such impact cannot currently be quantified.

OUR MANAGEMENT HAS LIMITED EXPERIENCE IN MANY AREAS OF THE COLLECTIBLES BUSINESS.
Although both of our officers have been engaged in numerous businesses, only Mr. Merkel, our secretary and a director, has prior experience in the collectibles industry, particularly in the auction area. Mr. Quinlan, our president, has several years of prior experience in the baseball card area of the collectibles industry. The extensive experience and expertise of both Mr. Merkel and Mr. Quinlan is in narrow segments of the collectibles industry and there is no guarantee that the company will be able to conduct successful operations.

OUR PROPOSED BUSINESS WILL BE CONCENTRATED IN ONLY ONE SEGMENT.
We plan to be in the business of collectibles business, with a focus in the sports area. Our proposed operations, even if successful, will in all likelihood result in the operation of only one business. Our lack of diversity into a number of areas may subject us to economic fluctuations within our particular business or industry and therefore increase the risks associated with our proposed operations.

OUR MANAGEMENT IS INVOLVED IN OTHER MATTERS AND WILL ONLY DEVOTE A PORTION OF THEIR TIME TO US. HOWEVER, THE LOSS OF ANY OF THEM WOULD ADVERSELY AFFECT US.
Although Mr. Quinlan, the president, plans to devote approximately 80 hours per month to our business, our officers and directors are expected to devote a minor portion of their time to us. All of our officers and directors are engaged in other business pursuits. Only one officer, Mr. Quinlan, has entered into an oral employment agreement with us. The other officer has not entered into any employment agreement with us and is not expected to do so in the foreseeable future. We have not obtained key man life insurance on any of our officers or directors and do not plan to do so at this time. Despite the limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of our business and ours likelihood of continuing operations. See "BUSINESS - Employee", and "MANAGEMENT."

RISK FACTORS RELATING TO THIS OFFERING

WE WILL NEED ADDITIONAL FINANCING.
Although we believe that the funds raised in this offering will be sufficient for our immediate needs, the conduct of our business will probably require additional funds. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately nine months (minimum) to 12 months (maximum) from the conclusion of this offering. The likelihood of this occurring is increased if we begin generating revenues. However, we expect to need additional capital in the future. We may encounter difficulty in obtaining these funds. Moreover, even if financing were to become available, it is likely

that the cost of such funds would be high and possibly prohibitive due to the fact that we are a small start-up company without any record of success. Other obstacles to obtaining additional financing may arise in the future. The absence of such additional financing will have a substantial negative impact on our ability to reach our full growth potential.

WE MAY NEVER DEVELOP A PUBLIC MARKET FOR OUR SECURITIES. FURTHER, IF A MARKET WERE EVER TO DEVELOP, WHICH WE CANNOT GUARANTEE, OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT ALL OR AT OR ABOVE THE PUBLIC OFFERING PRICE.
Prior to this offering, there has been no public market for our Common A stock. A public market for our shares may never develop or be sustained following this offering. This public offering price may vary from the market price of our Common A stock after the offering. If you purchase shares of Common A stock, you may not be able to resell those shares at all or at or above the initial public offering price. If a market were ever to develop, which we cannot guarantee, the market price of our Common A stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:
actual or anticipated fluctuations in our operating results;

changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

changes in market valuations of other collectibles companies, particularly those that sell products similar to ours;
announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

the loss of one or more key customers; and departures of key personnel.

Of our total outstanding shares following the minimum closing of this offering, 8,100,000 or 95.3%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Common A stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market does develop, the price may be highly volatile. The factors which we have discussed in this offering circular may have a significant impact on the market price of the Common A stock we are offering for sale. It is also possible that the relatively low price of our Common A stock may keep many brokerage firms from engaging in transactions in our Common A stock.

THERE IS NO GUARANTEE THAT YOU CAN TRADE YOUR STOCK AFTER THIS OFFERING.
Even if we are successful in selling the shares we are offering, our securities will mostly likely only qualify to be traded in the "pink sheets.". We have no agreement with any member of the Association to act as a market-maker for our. If we are unsuccessful in obtaining one or more market-makers for our securities, we may never trade. Depending upon the market maker who may agree to trade our securities, the trading level and/or price of our securities could be materially adversely affected. Although management intends to contact several broker-dealers concerning their possible participation as market-makers in our securities following the conclusion of this offering, there is no assurance management will be successful in obtaining a market-maker for our Company's securities.

THE POTENTIAL INVESTORS IN THIS OFFERING WILL SUFFER A SUBSTANTIAL DILUTION IN THEIR STOCK VALUE, WHILE THE PRESENT INVESTORS WILL SEE A SIGNIFICANT GAIN IN THEIR STOCK VALUE.
Our present shareholders, including officers, directors and founders, have acquired their controlling interest in us at an average (weighted) cost per share substantially less than the public offering price of $.25 per Shares. On conclusion of this offering (if only the minimum is sold), investors in this offering will own 200,000 (approximately 2.4%) of our issued and outstanding Common A Shares for which they will have paid $50,000 or $.25 per Share and (if the maximum is sold) they will own 1,000,000 (approximately 11%) of the issued and outstanding Common A Shares for which they will have paid $250,000 or $.25 per Share in cash. This compares with 8,100,000 Common A Shares held by our existing shareholders, for which they paid an aggregate consideration of only $46,500, or approximately $0.006 per share, and which will constitute from 97.6% to 89% of the issued and outstanding Common A Shares following this offering, depending on whether the minimum or maximum amount is

sold. As a result, the financial risk of our proposed activities will be borne primarily by the public investors, who, upon completion of this offering, will have contributed the significantly greater portion of our capital.

WE HAVE NO UNDERWRITER FOR OUR OFFERING AND CANNOT GUARANTEE HOW MUCH, IF ANY OF THE OFFERING WILL BE SOLD.
The shares are being offered by us on a 200,000 share minimum, 1,000,000 share maximum "best efforts" basis. We have not retained an underwriter to assist in offering the shares. Our officers and directors plan to sell this offering themselves. They have limited experience in the offer and sale of securities on behalf of an issuer. As a result, these individuals may be unable to sell of the Shares. In the event an underwriter, a broker or a dealer is retained by us, the offering of our shares would be suspended until such time as our offering statement, including this offering circular, is amended to reflect such retention. The offering statement would then require additional review by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state regulatory authorities. We would expect to incur significant additional legal and accounting costs if further reviews were required to be undertaken by government authorities.

No entity, including us, has any obligation to purchase any of the shares offered. This "best efforts" offering is on a 200,000 share minimum, 1,000,000 share maximum basis. If a minimum of 200,000 shares is not sold within 120 days from the date of this offering circular (which period may be extended an additional 90 days in our discretion), all funds received from subscribers will be promptly refunded in full without deduction therefrom or interest thereon. Subscribers will not be entitled to any refund of their subscriptions during such 120-day period or any extension thereof. We cannot assure selling all, or any, of the shares offered.

OUR PRESENT SHAREHOLDERS CONTROL US AND WILL CONTINUE TO DO SO AFTER THIS OFFERING. WE HAVE NO CUMULATIVE VOTING OR PRE-EMPTIVE RIGHTS. THEREFORE, THE PUBLIC SHAREHOLDERS WILL HAVE NO CONTROL OVER OUR MANAGEMENT.
Our present shareholders control us and will continue to do so after this offering. We have no cumulative voting or pre-emptive rights. Therefore, these factors could prevent a change of control that could adversely affect the marketability of our Common A stock. If our future operations are successful, the present shareholders will realize substantial benefits from our growth. If our future operations are unsuccessful, the persons who purchase the shares offered will sustain the principal losses of such cash investment.

Since there are no pre-emptive rights in connection with our Common A stock, the shareholders purchasing in this offering may be further diluted in their percentage ownership of us in the event additional shares are issued by us in the future. Cumulative voting in the election of directors is not allowed. Accordingly, the holders of a majority of the shares of Common A stock, present in person or by proxy, will be able to elect all of our Board of Directors. If only the minimum amount of shares offered hereby are sold the public shareholders would own less than a majority of all outstanding shares. Even if more than the minimum amount of shares are sold the founding shareholders, would still retain a large percentage of all outstanding shares and would therefore retain control over us.

OUR OFFERING PRICE WAS ARBITRARILY DETERMINED.
The offering price of the shares was established arbitrarily by us. There is no direct relationship between the share offering price and the assets or shareholders' equity, or any other recognized criterion of value.

OUR OFFERING EXPENSES ARE SUBSTANTIAL.
We estimate that we will incur offering expenses of approximately $15,000, exclusive of underwriter, broker, or dealer commissions, if any, in connection with this offering. These substantial expenses will decrease the amount of funds which would otherwise be available for use in our operations.

WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON A STOCK
We have not paid any cash dividends with respect to our Common A stock, and it is unlikely that we will pay any dividends on our Common A stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

USE OF PROCEEDS

The net proceeds to be realized from this offering (after deducting offering expenses payable by us) will be $35,000 if the minimum is sold and $235,000 if the maximum is sold. Our management estimates that such net proceeds will be sufficient to meet our requirements for approximately twelve months on the minimum proceeds from the conclusion of this offering. In the event that we were to pay a commission to an underwriter, broker or dealer, we would expect to pay a ten percent commission on all shares sold, which could increase our expenses by up to $5,000 on the minimum offering and up to $25,000 on the maximum offering and would proportionately reduce the amounts in each Use of Proceeds category. Management anticipates the net proceeds will be used substantially as follows and applied in the following order of priority:

Application	Minimum(3)	% of Minimum Offering Proceeds	Maximum(3)	% of Maximum Offering Proceeds
Administrative Expenses:				
Rent	$ 900	2.6%	$ 1,200	.6%
Officers' salaries (1)	3,600	10.3%	4,800	2%
General office expense	5,000	14.3%	5,000	2.1%
Travel	1,000	2.9%	4,000	1.7%
Professional services (legal, accounting, data processing)	4,500	12.8%	7,000	3%
Total Administrative Expenses. .	$ 15,000	42.9%	$22,000	9.4%
Total Inventory	$15,000	42.9%	$193,000	82.1%
Working Capital (2)	$ 5,000	14.2%	20,000	8.5%
Total	$ 35,000	100.0%	$235,000	100.0%

(1) Salary payable to Mr. Quinlan. See "BUSINESS - Employee".

(2) Management intends to use working capital as a reserve for contingencies. The use, amount and timing of working capital reserve for contingencies may vary significantly depending upon numerous factors such as:

- revenues generated from anticipated operations,
- the development of marketing and sales resources,
- administrative and legal expenses, and
- other requirements not now known or estimable.

The figures set forth above are estimates and cannot be precisely calculated. The actual expenditure is likely to vary from that described depending on a number of factors and a number of unforseen contingencies. The actual use will be subject to reallocation only among the categories shown in the Use of Proceeds. The factors and unforeseen contingencies include revenues which we may generate from anticipated operations, the development of marketing and sales resources, administrative and legal expenses, and other requirements not now known or estimable. We will make all efforts to use the proceeds in accordance with the amounts and categories set forth in the Use of Proceeds. Any changes in proposed expenditures will be made at the discretion of our Board of Directors.

(3) Amounts raised between the minimum and maximum proceeds will be allocated on the basis of eighty (80%) to the purchase of total inventory, and the remainder will be allocated proportionately to the remaining Use of Proceeds categories.

Pending utilization, management intends to make temporary investment of the offering proceeds in bank certificates of deposit, interest-bearing savings accounts, prime commercial paper or government obligations. Such investments in interest-bearing assets, if continued for an excessive period of time within the definition of the Investment Company Act of 1940, could subject us to classification as an "investment company" under the Act and to registration and reporting requirements thereunder. In the event we were classified as an investment company, we would expect to incur significant registration and compliance costs.

DILUTION

Our net tangible book value per Common A share at March 31, 2004, was approximately $0.0016 per share. Net tangible book value per share is our tangible assets less all liabilities divided by the number of Common A shares outstanding. That per share value will be increased as a result of this offering by approximately $.0044 if only the minimum offering is sold and to $.0254 if the maximum is sold (without adjustment for other changes in net tangible book value subsequent to March 31, 2004), resulting ir an immediate substantial dilution to new shareholders of $.244 (97.6 %) to $.223 (89.2 %), respectively. Dilution is the offering price minus net tangible book value per share after the offering. The following table illustrates the per share effect of dilution on purchasers in this offering.

	Minimum	Maximum
Public offering price per Share	$.25	$.25
Net tangible book value at March 31, 2004 (1)	$.0016	$.0016
Increase attributable to purchases by new shareholders	$.0044	$.0254
Pro forma net tangible book value after the offering (2)	$.006	$.027
Dilution to new shareholders (3)	$.244	$.223
Percent of offering price	97.6%	89.2%

(1) A total of $.0016, which results from subtracting our total liabilities and intangible assets from the total assets. We have current liabilities at March 31, 2004 of $2,250 and deferred offering costs of $7,250.
(2) Includes the net tangible book value of $.0016 at March 31, 2004 and net proceeds of this offering of $35,000 (minimum) and $235,000 (maximum).
(3) Assumes no payment of commissions to dealers on sale of any Shares offered hereby.

On conclusion of this offering (if only the minimum is sold), investors in this offering will own 200,000 (approximately 2.4%) of our issued and outstanding Common A Shares for which they will have paid $50,000 or $.25 per Share and (if the maximum is sold) they will own 1,000,000 (approximately 11%) of the issued and outstanding Common A Shares for which they will have paid $250,000 or $.25 per Share in cash. This compares with 8,100,000 Common A Shares held by our existing shareholders, for which they paid an aggregate consideration of only $46,500, or approximately $0.006 per share, and which will constitute from 97.6% to 89% of the issued and outstanding Common A Shares following this offering, depending on whether the minimum or maximum amount is sold.

CAPITALIZATION

The following tabulates our capitalization as of March 31, 2004, and as adjusted to give effect to the minimum and maximum sale of the shares offered hereby:

	Amount Outstanding	After Minimum	After Maximum
Shareholders' Equity: (1)			
Common A Shares, no par value; 100,000,000 shares authorized; 8,100,000 shares issued, 200,000 shares (minimum) and 1,000,000 shares (maximum) to be issued, respectively	810	830	910
Additional paid-in capital.	47,190	82,170	282,090
Deficit accumulated during the development stage	(27,960)	(27,960)	(27,960)
Total shareholders' equity	20,040	55,040	255,040

(1) For a description of the terms of the Common A Shares, see "DESCRIPTION OF OUR SECURITIES."

OUR BUSINESS

GENERAL

We were organized under the laws of the State of Illinois on October 2, 2003. We plan to engage primarily in the business of buying and selling sports and non-sports collectibles. Items will be purchased from private individuals, through public auctions, and estate sales. Sales will be made through live and internet auctions and to private individuals. Initially, we do not plan to have a physical retail store location. We are in the development stage. Although our management has made some preliminary efforts, we have not yet begun operations. We plan to begin operations with the minimum proceeds of this offering.

PLAN OF OPERATION

We plan to identify undervalued items that can be purchased at below retail prices and resold for a profit. There is risk inherent in any transaction since the collectibles market can be volatile and collector's tastes can change quickly. Our collectibles merchandise will initially be focused on sports memorabilia. Our goal is to become a significant retailer of sports memorabilia in the United States. Once we have established our presence as a significant retailer of sports memorabilia, we may look at expanding our product line to include other collectibles. We plan to become a significant retailer of sports memorabilia by emphasizing growth through implementing a national operating strategy emphasizes internal revenue growth and profitability.

Key elements of our strategy include:

o Develop, Strengthen and Expand Vendor Relationships. We estimate the cost of this activity will be less than $200, which will be for postage and phone calls. Vendors in the collectibles industry often recognize retailers based on certain volume levels and reputation. We will try to achieve preferred gallery status with key vendors which would entitle us to volume discounts, co-op advertising funds, shipping allowances and other benefits. We will also try to establish exclusive relationships with vendors for certain product lines and items. We have had no discussions with vendors at this time;

o Develop Database Direct Mail, Telemarketing and Internet Marketing Programs.. We estimate the cost of this activity will be approximately $2,000, most of which will be used to purchase software to set up a direct marketing database. We plan to develop databases that detail the buying patterns and merchandise preferences of potential customers and enable us to conduct targeted database direct mail, telemarketing and Internet marketing programs.

o Establish Operating Procedures. We estimate the cost of this activity will be approximately $500, most of which will be used to purchase accounting software. Initially we intend to focus on developing a centralized system to monitor our operations by auditing sales receipts, accounts payables, payroll, purchases and inventory levels and by implementing centralized cash management operations.

INITIAL OPERATIONS

We originally had minimal inventory which we acquired from non-affiliated third parties. This inventory consisted exclusively of sports memorabilia The following table describes the inventory, which was sold on May 29 and May 30, 2004 on eBay:

Item	Cost	Sale Price	Profit/Loss
1 1958 Topps football wax pack	$1662.00	$1800.00	+$138.00
1 1969 Topps football display box sheet	310.04	400.00	89.96
1 1965 Topps Superman empty display box	237.42	350.00	112.58
1 1973 Topps football cello pack	219.50	250.00	30.50
1 1964 Philadelphia football cello pack	362.00	400.00	38.00
1 1966 Munsters 24 pack wax box	3500.00	3900.00	400.00
1 1964 Philadelphia football cello pack	897.00	900.00	3.00

We have sold all of the inventory and do not plan to replace it until we close the minimum offering. Once the minimum offering has been closed , we anticipate implementing the the following business plan for our first twelve months:

In the first month, we will concentrate on the purchase of inventory. The inventory will consist primarily of pre-1970 sports collectibles and will be obtained in the following ways:

1. Using business contacts acquired over the last 15 years of being in the sports collectibles industry.
2. Setting up a table at a major sports collectibles trade show in the Midwest. We plan to purchase inventory brought into the show by collectors who want to sell.

3. Making a buying trip to Grand Rapids Michigan. Prior to the trip, a small ad will be placed in the local newspaper to notify collectors of the location and times when they can bring their collectibles to be purchased.

In the second month, we will continue to purchase appropriate inventory. Initially, we will sell our inventory on a cash-only basis. At some point within the first twelve months of our operations, we will begin accepting credit cards. We plan a buying trip to Pittsburgh, Pennsylvania in the same way as the trip to Grand Rapids Michigan. We plan to again purchase a table and set up at a major trade show in the Midwest.

In the third month we plan to begin selling the inventory accumulated during the preceding two months. The sales will be made in the following ways.
1. To business contacts made at trade shows attended in the prior two months
2. Collectors contacted at the trade shows.
3. Using Ebay. Only items that have been purchased at an acceptable wholesale price will be offered.
4. Advertising in hobby publications

In the fourth month, we plan to continue to sell inventory. Begin to spend money made on the sale of inventory to acquire new inventory. The new inventory will be acquired by attending at least one large trade show, by contacting private collectors, and through other sports collectibles business contacts. Continue to sell by advertising in hobby publications and by selling at all trade shows attended.

In the fifth month, we will begin plans to hold a live public auction during month seven. The auction will be held in the greater Chicago area and be run by Mr. Merkel, who is a licensed auctioneer. We will continue buying and selling inventory. All sales in all markets will be paid for by cash, personal check, or money order by the purchasers. There will be no credit extended. No item will be given to or shipped to the purchaser until the item is paid for in full and all funds have cleared. Mr. Merkel will receive a ten percent commission on the sale price for all of our live auction sales. His commission is one-half of his customary commission for such sales.

In the sixth month, we will continue planning the public auction. In this month, we anticipate taking a buying trip to either Milwaukee, Wisconsin or Indianapolis, Indiana and attending at least one major trade show. We will continue buying and selling inventory.

We plan to hold the public auction in the seventh month. We will keep the list of all attendees and add them to our mailing list. We will begin to plan a direct mail sale targeted to our mailing list. We will continue to attend at least one trade show per month and buying and selling inventory.

In the eight month, we plan to attend another trade show and to make one buying trip to Minneapolis, Minnesota. In this month, we plan to begin to put together a direct sales email campaign to send out to our mailing list. New customers will always be solicited at each trade show attended.

In the ninth month, we plan to send out the email sales offering. If sales and profits justify, we will begin interviewing possible additions to staff. We will continue to attend at least one trade show per month and buying and selling inventory.

In the tenth month and eleventh month, we will develop a company website. The site would be a virtual store, where prospective buyers can see a list of available merchandise and view pictures of the more expensive items. Continue to buy and sell inventory.

We plan to activate the company website in the twelfth month. We will promote the website in all hobby publication ads and when selling auction lots on Ebay. We will send emails to our mailing list promoting the website. Continue attending trade shows and plan one buying trip.

We anticipate developing our plan for the first twelve months using a combination of the minimum proceeds of the offering and the cash flow generated from sales. Additional funds raised beyond the minimum proceeds will be allocated principally to the purchase of inventory. See "USE OF PROCEEDS."

TAXES

Various states are increasingly seeking to impose sales or use taxes on inter-state mail order sales and are aggressively auditing sales tax returns of mail order businesses. Complex legal issues arise in these areas, relating, among other things, to the required nexus of a business with a particular state, which may permit the state to require a business to collect such taxes. At the present time, we are not aware of any states in which we may operate who would imposes sales taxes on our transactions. Although we believe that we can adequately provide for sales taxes on mail order sales, there can be no assurance as to the effect of actions taken by state tax authorities on our financial condition or results of operations. In the future, we may be required to collect sales tax on sales made to customers in all of the states in which we conducts our operations. The imposition of sales taxes on mail order sales generally has a negative effect on mail order sales levels. All of the factors cited above may negatively affect our financial condition and results of operations in the future. Any such impact cannot currently be quantified.

COMPETITION

We have no operating history and, therefore, will have inherent difficulty competing in the crowded collectibles market. Large, well known auction houses and collectibles companies that have been in existence for many years have a extensive, well established client base with whom they have earned credibility and cemented strong long term relationships. We face the challenge of competing against well entrenched competition with limited capital. This becomes even more critical in the collectibles market, where the percentage of profits tends to increase exponentially with the size of the purchase. With the amount of collectibles of dubious origin being sold to unsuspecting buyers, we believer that it will take many years to establish the impeccable reputation necessary to garner the large list of satisfied clients that is essential for any successful collectibles business. We cannot expect to be a significant factor in the collectibles field in the foreseeable future.

EMPLOYEE

We presently have one employee, our President. The President plans to devote approximately 80 hours per month to our affairs. We have allocated a portion of the proceeds of this offering for payment of salary.

FACILITIES

Our office, which we sublease at a monthly rent in the amount of $100 from John T. Quinlan, our President, is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089. This office space consists of approximately 300 square feet in a room in the home of our Mr. Quinlan and will be used exclusively for our operations. We believe that this office will be sufficient for us during at least the next twelve months. See "CERTAIN TRANSACTIONS" and "USE of PROCEEDS").

MANAGEMENT

DIRECTORS AND OFFICERS

The directors and officers are as follows:

Name	Age	Position
John T. Quinlan	57	President, Treasurer and Director
Joseph A. Merkel	37	Secretary and Director

No family relationship exists between any officer or director.

John T. Quinlan.
Mr. Quinlan has been an officer and director since our inception. He has been a computer programmer with Household, Intl., since February, 1998. Household International is a public, multi-national financial services corporation. From January, 2003 until October, 2003, he was a director of K.R. Whitney & Company, a private consulting firm. He has a BA degree in Business Management from DePaul University, as well as a BS in computer science from DePaul University.

Joseph A. Merkel
Mr. Merkel has been an officer and director since inception. From 1999 to the present, he has been President of Merkel's Auctioneers and Appraisers in Michigan. From 1997 to 1999, he was President and Head Grader of Sports Guaranty Corporation in New Jersey. In 2000, he developed and trained the staff of SCD Authentics, a sports collectible company in Wisconsin. Mr. Merkel attended Michigan State University from 1985 through 1988.

REMUNERATION

Mr. Quinlan shall receive compensation of $400 per month for part-time services under an oral agreement. Non-management directors receive no salary for their services as such. Mr. Merkel plans to spend approximately ten hours per month on our business. We will not compensate him for this time.. Mr. Merkel will receive a ten percent commission on the sale price for all of our live auction sales. His commission is one-half of his customary commission for such sales. We have no other retirement, pension, profit sharing or insurance program for the benefit of our directors, officers or other employees, but the Board of Directors may recommend one or more such programs for adoption in the future, although it has no present plans to do so.

CONFLICTS OF INTEREST

We have one part-time employee, our President. He has agreed to allocate a portion of his time to our activities. He anticipates that our business plan can be implemented by his devoting approximately 80 hours per month to our business affairs. Since he will not be working for us on a full-time basis, conflicts of interest may arise with respect to the limited time commitment of this person. He has agreed to use his best judgments to resolve all such conflicts.

PRINCIPAL SHAREHOLDERS

The following table show holdings of our Common A shares by each person who, at the date of this offering circular, is known by us to own beneficially more than 5% of the Common A shares. The table includes Common A shares held by all of our directors and officers individually and as a group. The table gives effect to adjusted shareholdings after sale of the shares offered.

Name and Address	Ownership at Date of This Offering circular	Percent of Class	Percentage After Offering (1) Minimum	Maximum
John T. Quinlan 1085 Cambridge Drive Buffalo Grove, Illinois 60089	8,000,000	98.8%	96.4%	87.9%
Joseph A. Merkel 1085 Cambridge Drive Buffalo Grove, Illinois 60089	100,000	1.2%	1.2%	1.1%
All officers and directors as a group(two persons)	8,100,000	100%	97.6%	89%

(1) Does not reflect likelihood that officers, directors and present shareholders and persons associated with them may purchase Shares in this offering. See "TERMS OF OFFERING."
(2) Mr. Quinlan may be deemed a "promoter" of this offering.

CERTAIN TRANSACTIONS

On October 2 2003, we issued 4,000,000 shares of stock to Mr. Quinlan for $20,000 and 100,000 shares of stock to Mr. Merkel for $5,000. In February, 2004, Mr. Quinlan acquired an additional 4,000,000 shares of stock in a private transaction from a former consultant of ours. Our former consultant, Mr. K.R. Whitney, had performed advisory services in connection with the initial development of our business plan. In this role, he found our attorney, our accountant, and provided training in the requirements of being a public company. Mr. Whitney has been an officer and director K.R. Whitnery & Company since its inception. From 2001 to the present, he has been a commodities futures broker and worked with PFG AND ADM Investors Services. In November, 2002, He became a futures and options broker-trader for the Linn Group. In this position, Mr. Whitney has set up risk management programs for the firm's Dow Index clients. In June, 2003, he became a commodity options member at the Chicago Board of Trade. He current trades for his own account. He is no longer associated with us in any capacity.

We have entered into an oral agreement with Mr. Quinlan to use his office space at a month to month rental rate of $100. Said office is located at 1085 Cambridge Drive, Buffalo Grove, Illinois 60089.. This office space consists of approximately 300 square feet in a room in the home of our Mr. Quinlan and will be used exclusively for our operations. We believe that this office will be sufficient for us during at least the next twelve months. We also have an oral employment agreement for compensation at $400 per month. The employment agreement is at will.

Mr. Merkel will not be compensated for his time as a Director. However, he will be compensated with his ordinary and customary auction fees for acting as an auctioneer in our auctions, which consists of receiving a percentage of sales. He will receive a ten percent commission on the sale price for all of our live auction sales. His commission is one-half of his customary commission for such sales.

DESCRIPTION OF OUR SECURITIES

Our authorized capital consists of 100,000,000 Common A shares, no par value per share. Each Common A share is entitled to one vote at all meetings of shareholders. All Common A shares are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional Common A shares. Our Articles of Incorporation prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up, holders of the Common A shares will be entitled to receive on a pro rata basis all our assets remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the preferred shares.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET OR MARKETS

Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we expect that trading will be conducted in the over-the-counter market in the so-called "pink sheets." A shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

APPROXIMATE NUMBER OF HOLDERS OF COMMON A STOCK

As of the date hereof, a total of 8,100,000 of our Common A shares were outstanding and the number of holders of record of the common stock at that date was two. All of the issued and outstanding shares of the our Common A stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. Also, there is the requirement of a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.

BLUE SKY COMPLIANCE

The trading of penny stock companies may be restricted by the securities laws, called "Blue Sky" laws, of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of penny stock companies, absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for our shares and to make resale of shares acquired by investors more difficult.

TRANSFER AGENT

We have appointed Corporate Stock Transfer, 3200 Cherry Creek Drive, Suite 430, Denver, Colorado 80209 as our transfer agent. Their phone number is (303) 282-4800.

REPORTS TO SHAREHOLDERS

We intend to furnish annual reports to shareholders which will include financial statements reported on by our certified public accountants.

DIVIDENDS

No dividends has been declared or paid by us since inception and none is contemplated at any time in the foreseeable future.

TERMS OF THE OFFERING

We are offering the right to subscribe at $0.25 per share for a minimum of 200,000 shares to a maximum of 1,000,000 shares on a "best efforts" basis through certain of our officers and directors for a period of 120 days from the date of this offering circular (which we may extend an additional 90 days at our discretion). Pending sale of the 200,000 shares minimum, all proceeds will be held in escrow by the Escrow Agent for this offering. The Escrow Agent is Community Banks of Colorado, 5690 DTC Boulevard, Suite 450, Greenwood Village, Colorado 80111 (720) 529-3300.

Both Messrs. Quinlan and Merkel plan to offer and sell the securities in this offering on our behalf. We plan to rely upon the safe harbor exemption of Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. We believe that both persons specifically meet the provisions of Rule 3a4-1(a)(1)-(3) and (4)(ii) because neither is subject to a statutory disqualification, as that term is defined under Section 3(a)39 of the Securities Exchange Act of 1934; neither will not be compensated, directly or indirectly for their sales in the offering; neither will be, at the time of their respective participation, an associated person of a broker or dealer; and each will meet all of the elements of Rule 3a4-1(a)(4)(ii).

As of the date of this offering circular, no broker has been retained by us in connection with our proposed sale of securities. In the event a broker that we retain a broker-dealer, we will file an amendment to our offering statement with the SEC.

METHOD OF SUBSCRIBING

Persons may subscribe by filling in and signing the Subscription Agreement and delivering it, prior to the expiration date (as defined below), to us. The subscription price of $0.25 per Share must be paid in cash or by check, bank draft or postal or express money order payable in United States dollars to the order of escrow agent, for deposit into an account to be titled MIDWEST SPORTS COLLECTIBLES, INC.-COMMUNITY BANKS OF COLORADO, ESCROW AGENT." Certificates for the shares subscribed will be issued as soon as practicable after subscriptions have been accepted (but not prior to receipt of subscriptions for a minimum of 200,000 Shares and the release of the proceeds therefrom from the special account).

PRICING THE OFFERING

There is no public market for our Common A shares, and there is no assurance that a market will develop following the offering. We determined the offering price arbitrarily, without any regard for our financial condition, assets, lack of earnings or net worth, net tangible book value, limited operating history, the general condition of the securities markets or any other traditional criterion of value. Accordingly, the offering price in this offering should not be considered an indication of our actual value.

EXPIRATION DATE

The subscription offer will expire 120 days from the date of this offering circular (or 270 days from the date of this Offering circular, if extended by us), or on such earlier date, after the acceptance of the subscriptions for the maximum of 1,000,000 shares ("Expiration Date").

RIGHT TO REJECT

We reserve the right to reject any subscription in its sole discretion for any reason whatsoever and to withdraw this offering at any time prior to acceptance by us of the subscriptions received.

LEGAL OPINIONS

Legal matters in connection with this offering will be passed upon for the Company by David Wagner & Associates, P.C., #1500, 8400 East Prentice Avenue., Greenwood Village, Colorado 80111.

EXPERTS

The financial statements included herein and in the offering circular have been examined by Cordovano and Honeck, P.C., Certified Public Accountants, 201 Steele Street, Suite 300, Denver, Colorado 80206, as set forth in their report thereon, have been included in reliance on such report given upon the authority of that firm as experts in accounting and auditing.

LITIGATION

No material legal proceedings to which we (or any of our officers or directors in their capacities as such) is party or to which our property is subject is pending and no such material proceeding is known by our management to be contemplated.

ADDITIONAL INFORMATION

We will file reports and other information with the SEC, and these reports may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, NW., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC0330. Copies of such material may be obtained from the Public Reference Section of the SEC's Washington, D.C. office at prescribed rates. We have filed a offering statement or Form 1-A, of which this offering circular is a part, with the SEC. This offering statement or any part thereof may also be inspected and copied at the public reference facilities of the SEC.

No person is authorized to give any information or to make any representation other than those contained in this offering circular, and if given or made such information or representation must not be relied upon as having been authorized. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this offering circular or an offer to sell or a solicitation of an offer to buy the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the de livery of this offering circular nor any sale made here under shall under any circumstance create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to its date. The Company has undertaken to file post-effective offering circular-covering material changes or events which occur during the offering period or any extension thereof.

1,000,000 Shares

Offering Price,

S.25 per Share

TABLE OF CONTENTS

OFFERING CIRCULAR

DATE

PART F/S

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Index to Financial Statements

Report of Independent Auditors

The Board of Directors and Shareholders
Midwest Sports Collectibles, Inc.:

We have audited the accompanying balance sheet of Midwest Sports Collectibles, Inc. (a development stage company) as of March 31, 2004 and December 31, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the three months ended March 31, 2004, the period from October 2, 2003 (inception) through December 31, 2003, and the period from October 2, 2003 (inception) through March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwest Sports Collectibles, Inc. as of March 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the three months ended March 31, 2004, the period from October 2, 2003 (inception) through December 31, 2003, and the period from October 2, 2003 (inception) through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
April 7, 2004

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Balance Sheets

	March 31, 2004	December 31, 2003
Assets		
Cash	$ 7,841	$ 20,949
Inventory, at cost	7,199	—
Deferred offering costs (Note 1)	7,250	2,500
	$ 22,290	$ 23,449
Liabilities and Shareholders' Equity		
Accounts payable	$ —	$ 1,101
Accrued liabilities	2,250	1,500
Total liabilities	2,250	2,601
Shareholders' equity (Notes 2 and 3):		
Common stock, $.0001 par value; 100,000,000 shares authorized, 8,100,000 and 8,100,000 shares issued and outstanding, respectively	810	810
Additional paid-in capital	47,190	45,690
Deficit accumulated during development stage	(27,960)	(25,652)
Total shareholders' equity	20,040	20,848
	$ 22,290	$ 23,449

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statements of Operations

	Three Months Ended March 31, 2004	October 2, 2003 (Inception) Through December 31, 2003	October 2, 2003 (Inception) Through March 31, 2004
Operating expenses:			
Stock-based compensation (Note 3):			
Business planning and consulting	$ —	$ 19,000	$ 19,000
Contributed services (Note 2)	1,200	1,200	2,400
Contributed rent (Note 2)	300	300	600
Other general and administrative expenses	808	5,152	5,960
Loss before income taxes	(2,308)	(25,652)	(27,960)
Income tax provision (Note 4)	—	—	—
Net loss	$ (2,308)	$ (25,652)	$ (27,960)
Basic and diluted loss per share	$ (0.00)	$ (0.00)	
Weighted average number of common shares outstanding	8,100,000	8,100,000	

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balance, October 2, 2003 (inception)	—	$ —	$ —	$ —	$ —
November 2003, common stock sold to an officer/director ($.005/share) (Note 2)	4,000,000	400	19,600	—	20,000
December 2003, common stock sold to an officer/director ($.05/share) (Note 2)	100,000	10	4,990	—	5,000
December 2003, common stock sold to a consultant ($.00025/share) (Note 3)	4,000,000	400	600	—	1,000
December 2003, stock-based compensation recorded on stock issued to consultant at discount (Note 3)	—	—	19,000	—	19,000
Services and office space contributed by an officer/director (Note 2)	—	—	1,500	—	1,500
Net loss	—	—	—	(25,652)	(25,652)
Balance, December 31, 2003	8,100,000	810	45,690	(25,652)	20,848
Services and office space contributed by an officer/director (Note 2)	—	—	1,500	—	1,500
Net loss	—	—	—	(2,308)	(2,308)
Balance, March 31, 2004	8,100,000	$ 810	$ 47,190	$ (27,960)	$ 20,040

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Statements of Cash Flows

	Three Months Ended March 31, 2004	October 2, 2003 (Inception) Through December 31, 2003	October 2, 2003 (Inception) Through March 31, 2004
Cash flows from operating activities:			
Net loss	$ (2,308)	$ (25,652)	$ (27,960)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock-based compensation (Note 3)	—	19,000	19,000
Services and office space contributed by an officer/director (Note 2)	1,500	1,500	3,000
Changes in operating assets and liabilities:			
Inventory	(7,199)	—	(7,199)
Accounts payable and accrued liabilities	(351)	2,601	2,250
Net cash used in operating activities	(8,358)	(2,551)	(10,909)
Cash flows from financing activities:			
Proceeds from sale of common stock	—	26,000	26,000
Deferred offering costs	(4,750)	(2,500)	(7,250)
Net cash provided by financing activities	(4,750)	23,500	18,750
Net change in cash	(13,108)	20,949	7,841
Cash, beginning of period	20,949	—	—
Cash, end of period	$ 7,841	$ 20,949	$ 7,841
Supplemental disclosure of cash flow information:			
Income taxes	$ —	$ —	$ —
Interest	$ —	$ —	$ —

See accompanying notes to financial statements

MIDWEST SPORTS COLLECTIBLES, INC.
(A Development Stage Company)
Notes to Financial Statements

(1) Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization

Midwest Sports Collectibles, Inc. (referenced as "we", "us", "our" in the accompanying notes) was incorporated in the State of Illinois on October 2, 2003. We were organized to engage in the business of buying and selling sports and non-sports collectibles. We intend to purchase our inventory from private individuals, through public auctions, and at estate sales. We expect our sales to be made through live and Internet auctions and to private individuals. We do not plan to have a physical retail store location. We have not earned any revenue for the period from inception through March 31, 2004.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has suffered losses since inception. This factor, among others, may indicate that the Company will be unable to continue as a going concern.

In 2004, we plan to sell common stock to raise capital to acquire inventory and commence revenue-producing operations. In the longer term, we plan to expand our inventory and operations and eventually become profitable. There is no assurance that we will be successful in raising the capital required to develop our operations or that we will attain profitability.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to meet our obligations on a timely basis, and, ultimately to attain profitability.

Development Stage Company

We are in the development stage in accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards ("SFAS") No. 7 *Accounting and Reporting by Development Stage Enterprises*.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles permits management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. We had no cash equivalents at March 31, 2004 and December 31, 2003.

Inventory

Inventories, consisting of sports collectibles, are stated at the lower of cost (using the specific identification method) or market.

Deferred Offering Costs

We have incurred legal and accounting fees related to the preparation of our public stock offering. Such costs are initially deferred until the offering is completed, at which time they are recorded as a reduction of gross proceeds from the offering, or expensed to operations if the offering is unsuccessful.

Financial Instruments

Our financial instruments consist of cash, accounts payable and accrued liabilities. At December 31, 2003, the fair value of our financial instruments approximate fair value due to the short-term maturity of the instruments.

Income Taxes

We account for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Year-end

Our year-end is December 31.

(2) Related Party Transactions

In November 2003, our Board of Directors approved the payment of $100 per month to our Chief Executive Officer "CEO" (who is also our Board president) for the use of office space. The CEO contributed the use of the office space for the period from October 2, 2003 (inception) through March 31, 2004. The office rent is included in the accompanying financial statements as "contributed rent" with a corresponding credit to "additional paid-in capital".

In November 2003, our Board of Directors approved compensation of $400 per month for our CEO. The CEO contributed his services for the period from October 2, 2003 (inception) through March 31, 2004. The CEO's compensation is included in the accompanying financial statements as "contributed services" with a corresponding credit to "additional paid-in capital".

During November 2003, we sold 4,000,000 shares of our common stock to our CEO for $20,000, or $.005 per share. Our common stock had no quoted market value on the date of the transaction.

During December 2003, we sold 100,000 shares of our common stock to our Board secretary for $5,000, or $.05 per share. Our common stock had no quoted market value on the date of the transaction.

(3) Shareholders' Equity

During December 2003, we sold 4,000,000 shares of our common stock to a consultant for $1,000, or $.00025 per share. Our common stock had no quoted market value on the date of the transaction. Due to the fact that the shares were issued to the consultant at a discount as payment for services, we have recorded stock-based compensation of $19,000 so that the per share value of the stock transaction is equal to the stock sale we made to our CEO, or $.005 per share.

The 4,000,000 shares sold to the consultant were acquired by our CEO in February 2004. Following this private transaction, our CEO owns 8,000,000 of the 8,100,000 common shares outstanding at March 31, 2004.

Public Stock Offering

In 2004, we plan to conduct a public placement offering whereby we will offer to sell a minimum of 200,000 shares and a maximum of 1,000,000 shares of our $.0001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under section 4(2) of the Securities Act of 1933, as amended. The shares will be sold through the Company's officers and directors.

(4) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	March 31, 2004	December 31, 2003
U.S. Federal statutory graduated rate............	15.00%	15.00%
State income tax rate, net of federal benefit....................................	6.21%	6.21%
Permanent differences....................................	-13.79%	-4.79%
Net operating loss for which no tax benefit is currently available.......................	-7.42%	-16.42%
	0.00%	0.00%

At March 31, 2004, deferred tax assets consisted of a net tax asset of $1,263, due to operating loss carryforwards of $5,960, which was fully allowed for, in the valuation allowance of $1,263. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended March 31, 2004 totaled $171. The current tax benefit also totaled $171 for the three months ended March 31, 2004.

At December 31, 2003, deferred tax assets consisted of a net tax asset of $1,092, due to operating loss carryforwards of $5,152, which was fully allowed for, in the valuation allowance of $1,092. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the period ended December 31, 2003 totaled $1,092. The current tax benefit also totaled $1,092 for the period ended December 31, 2003. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should we undergo an ownership change as defined in Section 382 of the Internal Revenue Code, our net tax operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following is a complete list of Exhibits as part of the Offering statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 2 below:

Exhibit No.	
2.0*	Articles of Incorporation
2.1*	By-Laws
9.0*	Form of Escrow Agreement
10.1	Consent of Cordovano and Honeck, P.C., Independent Certified Public Accountants.
10.2*	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0*	Opinion of Counsel, David Wagner & Associates, P.C.

*Previously filed

Item 2. Description of Exhibits.

2.0*	Articles of Incorporation
2.1*	By-Laws
9.0*	Form of Escrow Agreement
10.1	Consent of Cordovano and Honeck, P.C., Independent Certified Public Accountants.
10.2*	Consent of David Wagner & Associates, P.C. (Included in Exhibit 11.0).
11.0*	Opinion of Counsel, David Wagner & Associates, P.C.

*Previously filed

INDEPENDENT AUDITOR'S CONSENT

Securities and Exchange Commission
Washington, D.C. 20549

We consent to the use in this Registration Statement of Midwest Sports Collectibles, Inc. on Form 1-A, Amendment No. 2, of our report dated April 7, 2004, appearing in the Offering Circular, which is a part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in the Offering Circular.

Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.
Denver, Colorado
August 16, 2004

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo Grove, State of Illinois, on the 17th day of August 2004.

MIDWEST SPORTS COLLECTIBLES, INC.

By: ------------------------------

JOHN T. QUINLAN
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
--------------------	-----	----
-------------------- JOHN T. QUINLAN	Chief Executive and Financial Officer, President and Director	August 17, 2004
-------------------- JOSEPH A. MERKEL	Secretary and Director	August 17, 2004